UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Radius Global Infrastructure, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39568	88-1807259
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Bala Plaza East, Suite 502		19004
Bala Cynwyd, PA (Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (610) 660-4910

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

* On September 21, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of March 1, 2023, by and among Radius Global Infrastructure, Inc., a Delaware corporation (the “Company”), APW OpCo LLC, a Delaware limited liability company (“OpCo”), Chord Parent, Inc., a Delaware corporation (“Parent”), Chord Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), and Chord Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Merger Sub I (“Merger Sub II”), (i) Merger Sub II merged with and into OpCo (the “OpCo Merger”) with OpCo surviving the OpCo Merger as a subsidiary of Parent and the Company and (ii) Merger Sub I merged with and into the Company (the “Company Merger”) with the Company surviving the Company Merger as a subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

RADIUS GLOBAL INFRASTRUCTURE, INC.

Date: October 2, 2023

	By:	/s/ Glenn J. Bresinger
Name: Glenn J. Bresinger
Title: Chief Financial Officer and Treasurer